EXHIBIT 99.6

April 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter & year ended March 31, 2005

Dow Jones
Interviewee: Suresh Senapaty, CFO-Wipro Limited

Dow Jones: How are you doing in terms of billing?

Suresh Senapaty: Billing rates, we had a short fall. There was a reduction in the billing rates, both in the onsite as well as offshore. But we have customers with better pricing.

Dow Jones: How about getting new customers?

Suresh Senapaty: Increase in the count has been decent. We have added 41 new customers.

Dow Jones: What has been the increase in the headcount?

Suresh Senapaty: We have added 1333 people in the BPO business and 1187 people in the IT Service.

Dow Jones: Do you have any plans for giving salary hike?

Suresh Senapaty: There was a salary hike given in October – December. In spite of the hike we were able to reduce the cost per person. Currently we don’t have plans for the same

Dow Jones: What is the outlook for the future? Do you have any specific plans for expansion?

Suresh Senapaty: There is no specific decision towards that direction. The environment is decent for offshore to be the main stream as more and more customers are even looking forward and the trend is also in this direction. We also have been able to grow existing account by 9.6% (top 10). Top 22 accounts have given double digit growth

Indian IT in APAC shows good growth. WCCLG, Lighting, and WFP also show good growth.